UNITED STATES SECURITIES AND EXCHANGE COMMISSION

APPLICATION FOR AN ORDER PURSUANT TO §12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN EXEMPTION FROM §12(d)(1)(A)
OF THE 1940 ACT

In the matter of:

Special Opportunities Fund, Inc.
 c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, Milwaukee, WI 53202

File No. 812-

Please direct all communications to:

Phillip Goldstein, Chairman
Special Opportunities Fund, Inc.
60 Heritage Drive
Pleasantville, NY 10570-1419
(914) 747-5262

With copies to:

Thomas Westle, Esq.
Rustin I. Paul, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, NY 10174-0208
(212) 885-5239

1 of 43 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on October 1, 2014

I.	INTRODUCTION

            Pursuant to §12(d)(1)(J)1 of the 1940 Act, this is an application for an order to exempt Special Opportunities Fund, Inc. (“SPE”) from the ownership limitations set forth in §12(d)(1)(A)2 of the 1940 Act relating to the purchase or acquisition of the voting stock of any investment company (an “underlying fund”) subject to the following conditions:

1.	Each underlying fund shall be a registered closed-end investment company.

2.
Neither SPE nor any affiliated person of SPE shall cause an underlying fund to (i) purchase any securities issued by a company in which SPE or any affiliated person of SPE has a financial interest, or (ii) direct underwriting or brokerage business to any broker-dealer in which SPE or any affiliated person of SPE has a financial interest.

3.
SPE shall vote its shares of an underlying fund in the manner prescribed by §12(d)(1)(E) of the 1940 Act unless, prior to voting such shares, (a) SPE’s investment advisor certifies that, with respect to said vote, no conflict of interest exists between SPE’s investment advisor and (i) SPE or (ii) SPE’s shareholders, and (b) a majority of SPE’s independent directors (or a committee of SPE’s independent directors) determines that no such conflict exists, in which case such shares shall be voted by SPE’s investment advisor in accordance with SPE’s proxy voting guidelines.

II.	THE APPLICANT

SPE is a closed-end management investment company registered under the 1940 Act and is a publicly held Maryland corporation.  Bulldog Investors, LLC, an investment advisor registered with the Securities and Exchange Commission (the “Commission”) under §203 of the Investment Advisers Act of 1940 (the “Advisers Act”) is the investment advisor to SPE.

1 “The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

Congress adopted §12(d)(1)(J) as part of the National Securities Markets Improvement Act of 1996 (“NSMIA”).  The House Report accompanying the NSMIA, (H.R. Rep. No. 622, 104th Cong., 2d Sess. (1996) stated:

In exercising the exemptive authority, the Commission shall also consider factors that relate to the protection of investors. These factors may include the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the [1940] Act’s restrictions against investment companies investing in other investment companies are not repeated.

2 §12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring shares of an investment company if they exceed (i) 3% of the total outstanding voting stock of the acquired company, (ii) 5% of the total assets of the acquiring company, or, (iii) together with the securities of any other investment companies, 10% of the total assets of the acquiring company.

III.	BACKGROUND

1.
Pursuant to §554(e) of the Administrative Procedure Act of 1946 (the “APA”), on December 13, 2011, SPE submitted an application for a declaratory order stating that implementation of its proxy voting procedure, as described therein and as initially approved by the shareholders on December 7, 2011 will not cause SPE to be in violation of §12(d)(1) of the 1940 Act.

2.
On November 5, 2012, SPE filed an amended and restated application for said declaratory order (in response to certain concerns set forth in a letter dated October 11, 2012 from Senior Counsel Adam Glazer of the Division of Investment Management).

3.
On August 8, 2013, the Commission issued Investment Company Act Release No. 30647 stating that “absent a request for a hearing that is granted by the Commission, the Commission intends to respond to SPE’s application by issuing an order under §554(e) of the APA declaring that the Voting Procedure does not satisfy §12(d)(1)(F) of the Act.”

4.	On August 28, 2013, SPE submitted a request “that the Commission hold a hearing prior to issuing the above-referenced proposed order.”3

5.
On August 15, 2014, the Commission issued Release No. 31213 in which it denied SPE’s request for a hearing and declared that SPE’s voting procedure does “not…satisfy §12(d)(1)(F) of the 1940 Act.” However, the Release also stated: (i) “It may well be, however, that Pass-Through Voting is impractical for SPE and that Mirror Voting is not optimal for SPE and the Adviser;” and (2) “To the extent that SPE and its shareholders believe that SPE should be permitted to invest in the underlying funds in excess of the limits in §12(d)(1)(A) of the 1940 Act subject to conditions different from those set forth in §12(d)(1)(F), SPE may seek an exemptive order pursuant to §6(c) and §12(d)(1)(J) of the 1940 Act.”

6.
On August 25, 2014, SPE sent a letter to the Commission in which it stated that its board of directors “respectfully disagrees with the Commission's position that SPE’s current voting procedure does not satisfy §12(d)(1)(F)” and “that SPE intends to submit an application for such an exemption [from the limits set forth in §12(d)(1)(A) of the 1940 Act] by September 30, 2014.”

This application, which includes the above referenced documents as exhibits, seeks that exemption.

3 On August 29, 2013, Mr. Robert H. Daniels, a shareholder of SPE, also submitted a request for a hearing.

IV.	LEGAL ANALYSIS

A historical overview of §12(d)(1) is provided in Commission Release No. 33-8297, Proposed Rules to Permit Certain “Fund of Funds” Arrangements (October 3, 2003).  As set forth therein (footnotes omitted):

Today, the federal securities laws restrict substantially the ability of a fund to invest in shares of other funds. Before the enactment of the Investment Company Act in 1940, however, a fund was free to purchase an unlimited number of shares of another fund. These “fund of funds” arrangements yielded numerous abuses, which were catalogued in the Commission’s study of funds that preceded the Act (“Investment Trust Study”).

Using a relatively small amount of money, individuals could acquire control of a fund and use its assets to acquire control of the assets of another fund, which, in turn, could use its assets to control a third fund. As a result, a few individuals effectively could control millions of dollars in shareholder assets invested in various acquired funds. These “pyramiding” schemes were used to enrich the individuals at the expense of fund shareholders in a number of ways. In some cases, controlling individuals caused the acquired funds to purchase securities in companies in which the individuals had an interest. In other cases, these individuals caused funds to direct underwriting and brokerage business to broker-dealers they controlled-often on terms favorable to the broker-dealer. Controlling persons also profited when fund shareholders paid excessive charges due to duplicative fees at the acquiring and acquired fund levels.

The complex structures that resulted from pyramiding created additional problems for shareholders. These structures permitted acquiring funds to circumvent investment restrictions and limitations, and made it impossible for shareholders to understand who really controlled the fund or the true value of their investments. A fund shareholder might know that he owned shares in a fund that invested in equity securities of large companies without understanding that the large companies were large funds that exposed him to substantial risks associated with smaller issuers, foreign currencies, or interest rates.

Therefore, the evils that §12(d)(1) was intended to address are: (1) duplicative expenses, (2) excessive complexity, and (3) self-dealing by insiders at the expense of fund shareholders.4  For the following reasons, none of these evils will occur if the requested order is issued.

1.	No Duplicative Expenses

To ensure that SPE’s investment advisory fees are not duplicative of advisory fees paid by any underlying fund, the board of directors of SPE, including a majority of the independent directors, in connection with the annual review of SPE’s investment advisory agreement, will be required to find that SPE’s investment advisory fees are based on services that are not duplicative of services provided under the advisory contract(s) of any underlying fund.

4 A concern subsequently raised by the Commission regarding the ability of an acquiring fund to exert improper influence on the management of the underlying fund by threatening its advisor with large redemptions is not relevant to this application because SPE is only seeking to acquire shares of closed-end funds.

2.	No Excessive Complexity

An overly complex fund structure will not result because an underlying fund will be prohibited, absent an exemptive order, from acquiring securities of any investment company in excess of the limits contained in §12(d)(1)(A) except to the extent permitted by an exemptive order.

3.	No Self-Dealing

SPE asserts that its second and third conditions substantially preclude the possibility of self-dealing by insiders of SPE at the expense of shareholders of SPE or of an underlying fund.

On October 27, 1999, the Commission issued Order No. 24113 granting, among other things, an exemption from the ownership limitations set forth in §12(d)(1)(A) of the 1940 Act to a wholly-owned subsidiary of The Charles Schwab Corporation (“Schwab”) (the “Schwab Order”).  According to the Commission’s public notice of its intent to issue the Schwab Order, Schwab had subsidiaries that acted as a broker-dealer, a transfer agent, a principal underwriter/distributor, a shareholder servicing agent and an operator of a mutual fund supermarket “which provides services to investment companies in return for a fee based on the assets invested in the investment companies.”  The applicant agreed to a number of conditions to mitigate the danger of self-dealing in light of the conflicts arising from business dealings between Schwab’s subsidiaries and the underlying funds.  Among those conditions were the following:

A.
The advisor of the acquiring fund, any person controlling, controlled by, or under common control with the advisor, and any investment company or issuer that would be an investment company but for §3(c)(1) or section §3(c)(7) of the 1940 Act advised by the advisor or any person controlling, controlled by, or under common control with the advisor (collectively, the ‘‘Group’’) will not control (individually or in the aggregate) an underlying fund within the meaning of section 2(a)(9) of the 1940 Act.

B.
If, as a result of a decrease in the outstanding voting securities of an unaffiliated fund, the Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an underlying fund, the Group will vote its shares of the underlying fund in the same proportion as the vote of all other holders of the underlying fund’s shares (“mirror voting”).5

C.
The board of trustees of the acquiring fund, including a majority of the disinterested trustees, will adopt procedures reasonably designed to assure that the advisor is conducting the investment program of the acquiring fund without taking into account any consideration received by the acquiring fund or an affiliate of the acquiring fund from an underlying fund or an affiliate of an underlying fund in connection with any services or transactions. (Emphasis added.)

5 Mirror voting was not otherwise required by the Schwab Order.

D.
The board of directors of each underlying fund, including a majority of the disinterested directors, will determine that any consideration paid by the underlying fund to the acquiring fund or its affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the underlying fund; (b) is within the range of consideration that the underlying fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. (Emphasis added.)

                It is apparent that the Schwab Order (and its progeny) contemplated transactions between affiliates of the acquiring fund and the underlying funds.  By contrast, neither SPE nor any affiliated person of SPE has a financial interest in an entity that acts as a broker-dealer, a transfer agent, a principal underwriter/distributor, a shareholder servicing agent, or an operator of a mutual fund supermarket.6  For the avoidance of doubt, SPE’s second condition provides that neither SPE nor any affiliated person of SPE shall cause an underlying fund to (i) purchase securities issued by a company in which SPE or any affiliated person of SPE has a financial interest, or (ii) direct underwriting or brokerage business to any broker-dealer in which SPE or any affiliated person of SPE has a financial interest.  SPE believes that this condition provides greater protection against self-dealing than the conditions in the Schwab Order.

To further guard against self-dealing and improper influence, SPE’s third condition provides that SPE will vote every proxy issued for an underlying fund in the manner prescribed by §12(d)(1)(E) of the 1940 Act7 unless, prior to such vote, SPE’s advisor and the independent directors (or a committee of independent directors) determine that no conflict of interest exists,8 in which case such shares shall be voted in accordance with SPE’s proxy voting guidelines.  SPE notes that, unlike the Schwab Order which requires mirror voting only if the acquiring fund holds more than 25% of the outstanding voting securities of an underlying fund, SPE will mirror vote its proxies regardless of the percentage of voting securities SPE holds of an underlying fund unless, as set forth above, the required determination of “no conflict” has been made.

6 SPE would remain subject to the conditions of this proposed order in the event that SPE replaces its current investment advisor, or its current investment advisor develops an affiliation with entities that provide services to other registered investment companies.

7 §12(d)(1)(E)(iii) provides, in relevant part, that “[an acquiring fund] is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.”

8 A conflict of interest shall be deemed to exist if, and only if, the outcome of a vote on a proposal for an underlying fund will benefit SPE’s investment advisor or an affiliate thereof at the expense of SPE or of its shareholders. For example, certain directors of SPE serve as directors of other closed-end funds. If any of those closed-end funds are also underlying funds of SPE, SPE’s investment advisor shall be required to mirror vote proxies for them.

In Release No. 31213, the Commission recognized that a blanket policy of mirror voting proxies for underlying funds does rely upon “qualitative distinctions between undue and proper influence.”  SPE believes that, by requiring a determination, before it is cast, that a proxy vote for an underlying fund does not pose a conflict for SPE's investment advisor, such a vote could not result in improper influence.9

                In sum, SPE submits that the requested order provides greater protection against improper influence and self-dealing by the investment advisor of the acquiring fund than the Schwab order.

V.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the Act, Applicants hereby state that SPE’s address is 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin  53202.  Applicants further state that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with copies to Phillip Goldstein, Special Opportunities Fund, Inc., 60 Heritage Drive, Pleasantville, NY 10570-1419.

Pursuant to Rule 0-2(c)(1) under the Act, the Applicant, as applicable, hereby states: (i) that the officer or member signing and filing this Application on behalf of such Applicant is fully authorized to do so; (ii) that under the provisions of SPE’s By-Laws, as applicable, responsibility for the management of the affairs and business of SPE is vested in its board of directors; and (iii) that by resolutions duly adopted and attached to this Application as Exhibit A-1, the SPE Board has authorized any officer of SPE, as applicable, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  The Applicant states that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  The Applicant further states that the Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of the Applicant.

The verifications required by Rule 0-2(d) under the Act are attached as Exhibit B-1 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

9 SPE notes that Advisers Act Release No. IA-2106, Proxy Voting by Investment Advisers, (Jan. 31, 2003) [68 FR 6585 (Feb. 7, 2003)] requires an investment advisor to cast proxy votes in a manner consistent with the best interest of its client.  In Release No. 31213, the Commission acknowledged that “Pass-Through Voting [may be] impractical for SPE and…Mirror Voting [may not be] optimal for SPE and the Adviser.” For the reasons given in its November 5, 2012 amended and restated application for a declaratory order and in its August 28, 2013 request for a hearing, SPE asserts that (1) pass-through voting is indeed impractical, and (2) mirror voting is not “optimal” if there is no possibility of a proxy being voted to exert improper influence.

VI.	CONCLUSION

SPE believes that the aforementioned conditions sufficiently address potential conflicts of interest and overreaching so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies will not repeated.  Therefore, the requested order is consistent with the public interest and the protection of investors and hence, should be entered by the Commission.

/s/ Phillip Goldstein
Phillip Goldstein, Chairman

EXHIBIT INDEX

A-1	Authorizing Resolutions of the Special Opportunities Fund, Inc.
B-1	Verification of the Special Opportunities Fund, Inc. Pursuant to Rule 0-2(d)
C-1
Application for Determination That the New Proxy Voting Procedure of Special Opportunities Fund, Inc. Does Not Cause it to be in Violation of Section 12(d)(1) of the Investment Company Act of 1940, December 13, 2011

C-2
Amended and Restated Application for Determination That the Proxy Voting Procedure of Special Opportunities Fund, Inc. Does Not Cause it to be in Violation of Section 12(d)(1) of the Investment Company Act of 1940, November 5, 2012

C-3
Notice of an Application for a Declaratory Order Under Section 554(e) of the Administrative Procedure Act of 1946 Concerning a Proxy Voting Procedure Under Section 12(d)(1)(F) of the Investment Company Act of 1940, August 8, 2013

C-4
Request for Hearing on Proposed Order Declaring that the Proxy Voting Procedure of Special Opportunities Fund, Inc. does not satisfy Section 12(d)(1)(F) of the Investment Company Act of 1940, August 28, 2013

C-5	Order Pursuant to Section 554(d) of the Administrative Procedure Act of 1946, In the Matter of Special Opportunities Fund, Inc., August 15, 2014
C-6	Investment Company Act Release No. 31213/August 15, 2014; Orders Regarding the Proxy Voting Procedure of Special Opportunities Fund, Inc., August 25, 2014

Exhibit A-1

SPECIAL OPPORTUNITIES FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON SEPTEMBER 30, 2014

Authorization to File Exemptive Order Application relating to SPE

RESOLVED, that the Board of Directors of the Special Opportunities Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Bulldog Investors, LLC (“Bulldog Investors”), its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order, and any amendment thereto, pursuant to Section 12(d)(1)(J) of the 1940 Act to permit the Fund to exceed the ownership limitations set forth in Section 12(d)(1)(A) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

Exhibit B-1

SPECIAL OPPORTUNITIES FUND, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated October 1, 2014 for and on behalf of the Special Opportunities Fund, Inc.; that he is Chairman of the Board of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:       /s/ Phillip Goldstein
Name:  Phillip Goldstein
Title:    Chairman of the Board

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202
December 13, 2011

Elizabeth M. Murphy
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Application for Determination That the New Proxy Voting Procedure of Special Opportunities Fund, Inc. Does Not Cause it to be in Violation of Section 12(d)(1) of the Investment Company Act of 1940 (the "1940 Act”)

Dear Ms. Murphy:

Pursuant to Section 554(e) of the Administrative Procedure Act of 1946 (the “APA”), Special Opportunities Fund, Inc. (“SPE”) hereby applies for a declaratory order stating that implementation of its new proxy voting procedure, as approved by shareholders on December 7, 2011 will not cause SPE to be in violation of Section 12(d)(1) of the 1940 Act.

I.              Background

SPE is a closed-end management investment company registered under the 1940 Act and is a publicly held Maryland corporation.  Brooklyn Capital Management LLC (“BCM”), an investment adviser registered with the Securities and Exchange Commission (the “Commission”) under Section 203 of the Investment Advisers Act of 1940 is the investment adviser to SPE.

The principals of BCM are well known activist investors.  Over the past fifteen years, they have invested in many closed-end funds that traded at a discount to net asset value (“NAV”) and have campaigned for measures to address the discount.

At a December 10, 2009 special meeting of SPE, the shareholders voted, among other things, to approve (1) the Investment Management Agreement with BCM (by a vote of 92% of the votes cast), and (2) the replacement of SPE's former fundamental investment objective with a non-fundamental investment objective of providing total return by investing SPE's assets, among other things, “without limitation, in the securities of other closed-end investment companies” (by a vote of 91% of the votes cast).

Consistent with the disclosure in the proxy materials for the December 10, 2009 special meeting of shareholders, BCM has invested and intends to continue to invest SPE's assets in securities of other registered closed-end funds that it believes are undervalued (because they trade at a discount to NAV) and to campaign for and urge shareholders of those funds to vote for measures to enhance the value of such securities.

Section 12(d)(1)(A) of the 1940 Act generally makes it unlawful for a registered investment company (“RIC”) to exceed three specific limitations on the purchase or acquisition of securities issued by other RICs.  However, Section 12(d)(1)(F) of the 1940 Act exempts an “acquiring fund” from these limitations if it complies with certain specified conditions.1   One such condition is that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to this subparagraph in the manner prescribed by subparagraph (E) of this subsection.”  Subparagraph (E) specifies that an acquiring fund “is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to [securities issued by an acquired fund] and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.”2

1 Section 12(d)(1)(F) states in relevant part, “The provisions of [Section 12(d)(1)] shall not apply to securities purchased or otherwise acquired by a registered investment company if immediately after such purchase or acquisition not more than 3 per centum of the total outstanding stock of such issuer is owned by such registered investment company and all affiliated persons of such registered investment company.”  The only such provisions of Section 12(d)(1) that are applicable to this application are those contained in Section 12(d)(1)(A)(ii) and (iii) which, absent an exemptive order, respectively prohibit a RIC from acquiring (a) securities issued by any single RIC having an aggregate value in excess of 5% of the value of the total assets of the acquiring RIC and (b) securities issued by other RICs having an aggregate value in excess of 10% of the value of the total assets of the acquiring RIC.

2 Subparagraph E provides an exemption from the provisions of Section 12(d)(1) for a very specific (and rare) situation where a security issued by one investment company is purchased or acquired by another investment company and, among other things, (1) such security is the only investment security held by the acquiring fund, and (2) “the purchase or acquisition is made pursuant to an arrangement with the [acquired fund].” One can infer that Subparagraph E's voting requirement is designed with the close relationship between the acquiring fund and the acquired fund in mind. Section 12(d)(1)(F) generally would not involve a close relationship between an acquiring fund and an acquired fund.

Until now, BCM has voted all proxies of acquired funds that have been received by SPE in the same proportion as the vote of all other holders of such security (“mirror voting”).  Earlier this year, at BCM's request, the board of SPE determined to submit a proposal to its shareholders at the 2011 annual meeting to "instruct the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund's portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company's market price as compared to its net asset value."  As stated in the proxy statement, the primary reason for the board's decision to submit this proposal to shareholders was BCM's belief "that the current policy of voting the Fund's shares of other closed-end investment companies in proportion to the votes of other holders had caused the Fund, from time to time, to vote a percentage of its shares contrary to the Fund's and the stockholders' best interests.”

SPE filed its preliminary proxy statement on October 12, 2011.  Approximately one week later, the staff of the Division of Investment Management (DIM) informed SPE's counsel that DIM did not believe that SPE's new proxy voting proposal, if implemented, complied with the “seek instructions” option of subparagraph E.  In that case, SPE would be in violation of Section 12(d)(1)(A)(ii) or (iii) if it exceeded either of the limitations set forth in those provisions.  The staff's position was that, in order to rely upon subparagraph F, SPE must seek instructions from its shareholders for each specific proposal to be voted upon by the shareholders of each acquired fund; otherwise SPE must continue to mirror vote.3

3 The staff did not provide a basis for its position to SPE‟s counsel (nor has it done so since then).

Shortly thereafter, SPE's board met telephonically with its counsel to discuss the “seek instructions” proposal.  The board determined, after due consideration and with the concurrence of counsel, that SPE's “seek instructions” proposal, if implemented, would comply with subparagraph F.  Nevertheless, it determined to revise the supporting statement for the “seek instructions” proposal to include the following statement:

THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT OF THE SEC HAS ADVISED THE FUND THAT, IN ITS OPINION, THE IMPLEMENTATION OF THIS PROPOSAL #2, IF APPROVED BY STOCKHOLDERS, WOULD VIOLATE SECTION 12(d)(1) BECAUSE THE MECHANISM  BEING  PROPOSED  BY  THE  FUND  AND  THE  ADVISER WOULD NOT SATISFY THE REQUIREMENT OF SECTION 12(d)(1)(E): “TO SEEK INSTRUCTIONS FROM ITS SECURITY HOLDERS WITH REGARD TO THE VOTING OF ALL PROXIES . . . AND TO VOTE SUCH PROXIES ONLY IN ACCORDANCE WITH SUCH INSTRUCTIONS.” THE STAFF’S POSITION IS THAT IN ORDER TO COMPLY WITH THE “SEEK INSTRUCTIONS” REQUIREMENT, THE FUND MUST SEEK INSTRUCTIONS FROM SHAREHOLDERS FOR EACH PROXY IT RECEIVES FROM A CLOSED-END INVESTMENT COMPANY. THE FUND’S BOARD OF DIRECTORS BELIEVES THE STAFF’S INTERPRETATION IS NOT CORRECT BECAUSE IT WOULD RENDER THE OPTION TO “SEEK INSTRUCTIONS” VIRTUALLY USELESS WHICH THE BOARD BELIEVES COULD NOT HAVE BEEN CONGRESS’ INTENT. IF THIS PROPOSAL #2 IS APPROVED BY STOCKHOLDERS, THE BOARD, BEFORE IMPLEMENTING IT, INTENDS TO PURSUE ITS OPTIONS INCLUDING SEEKING DECLARATORY RELIEF FROM THE SEC OR A FEDERAL COURT.

Subsequently, but prior to the annual meeting scheduled for December 8, 2011, the undersigned attempted several times, without success, to solicit from the staff a substantive reason why DIM believed the board's position was incorrect although the staff did concur that neither the 1940 Act nor its legislative history indicated how the phrase “seek instructions” should be interpreted as it applies to subparagraph F, On December 8, 2011, SPE's shareholders voted to adopt the “seek instructions” proposal by the following  vote: 3,116,846 “For”; 45,200 “Against”; 37,028 “Abstain.”  Thus, shareholders casting 98.57% of the votes cast “For” or “Against” supported the “seek instructions” proposal.

Given the overwhelming shareholder support for the “seek instructions” proposal and the board's good faith determination and the advice of counsel that implementing it would not cause SPE to be in violation of Section 12(d)(1), the board would like to do so as soon as possible.

II.             Appropriateness of Declaratory Relief

Since the staff has indicated that it disagrees with the board's interpretation of the meaning of the phrase, “seek instructions,” the board believes it would be futile to pursue no action relief. Consequently, in order to remove any uncertainty, declaratory relief is sought pursuant to Section 554(e) of the APA which states: “The agency, with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty.”4

III.           Legal Analysis

Section 12(d)(1)(A) makes it unlawful for “any registered investment company (the "acquiring company‟) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the "acquired company‟) . . . if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate (i) more than 3 per centum of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5 per centum of the value of the total assets of the acquiring company; or (iii) securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.” Notably, Section 12(d)(1)(A) does not impose any voting requirements on an acquiring fund.

Section 12(d)(1)(F) of the 1940 Act exempts an “acquiring fund” from these limitations if it complies with the conditions specified therein including that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to this subparagraph in the manner prescribed by subparagraph (E) of this subsection.” Subparagraph (E) specifies that an acquiring fund" is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to [securities issued by an acquired fund] and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.” However, the term, “seek instructions” is not defined in subparagraph E or elsewhere in the 1940 Act and is not referenced in the legislative history of Section 12(d)(1).

Notably, Section 12(d)(1)(F) does not exempt an acquiring fund from the 3% ownership limitation specified in Section 12(d)(1)(A)(i).  Moreover, the 3% limitation set forth in Section 12(d)(1)(F) is more stringent than the one in Section 12(d)(1)(A)(i).5  Given that (1) both Section 12(d)(1)(A)(i) and Section 12(d)(1)(F) require an acquiring fund to adhere to a 3% limitation on ownership of any acquired fund, and (2) Section 12(d)(1)(A) does not impose any voting requirements on an acquiring fund regarding matters raised at a meeting of an acquired fund, it is difficult to understand why Section 12(d)(1)(F) places any proxy voting conditions at all upon the acquiring fund seeking to comply with it.  SPE has been unable to find anything in the legislative history of Section 12(d)(1) that provides any clue as to the reason for the “seek instructions” voting option. Nor does SPE know of any policy reason to preclude an acquiring fund from seeking and obtaining standing proxy voting instructions.

4 According to the 1947 Attorney General's Manual on the Administrative Procedure Act, “The purpose of section [554(e) of the APA], like that of the Declaratory Judgment Act (28 U.S.C. 400), is to develop predictability in the law by authorizing binding determinations which dispose of legal controversies without the necessity of any party's acting at his peril upon his own view.”

5 Section 12(d)(1)(F)'s 3% ownership limitation is imposed upon the acquiring fund and all of its affiliated persons. By contrast, the 3% ownership limitation specified in Section 12(d)(1)(A)(i) is imposed on the acquiring fund and any company or companies controlled by it. Almost every registered investment company has some affiliated persons. However, under Section 2(a)(9) of the 1940 Act, an acquiring fund that does not own more than 25% of the voting securities of another company is presumed not to control that company. Since few registered investment companies own 25% of the voting securities of another company, the 3% limitation set forth in Section 12(d)(1)(A)(i) almost always applies solely to the acquiring fund.

On the other hand, there are good reasons for interpreting  the “seek instructions” option  to allow an acquiring fund to seek standing instructions to vote on proposals regarding acquired funds. First, it is not cost effective for an acquiring fund, which, whether or not it relies upon Section 12(d)(1)(A)(i) and Section 12(d)(1)(F) require an acquiring fund to adhere to a 3% limitation on ownership of any acquired fund, and (2) Section 12(d)(1)(A) does not impose any voting requirements on an acquiring fund regarding matters raised at a meeting of an acquired fund, it is difficult to understand why Section 12(d)(1)(F) places any proxy voting conditions at all upon the acquiring fund seeking to comply with it.  SPE has been unable to find anything in the legislative history of Section 12(d)(1) that provides any clue as to the reason for the “seek instructions” voting option. Nor does SPE know of any policy reason to preclude an acquiring fund from seeking and obtaining standing proxy voting instructions.  Thus, it is not surprising that, to the best of SPE's knowledge, no acquiring fund has ever used the “seek instructions” option as DIM interprets it.

One of the most enduring principles of statutory construction is that an interpretation of a statute should not yield an absurd or odd result, especially when the statutory phrase in question is ambiguous.6 Clearly, it would be absurd for Congress to create an option to “seek instructions” from shareholders that is virtually impossible to use in practice.  For example, under the staff's interpretation SPE could submit a shareholder proposal to an acquired fund that BCM believes is in SPE's best interest yet BCM would have no practical way to cause all of SPE's shares to vote for that proposal.  It is difficult to think of a more absurd result.

IV.           Conclusion

The board intends to implement SPE's new proxy voting procedure, as described herein, on March 1, 2012 unless the Commission advises it otherwise.  Therefore, for the reasons stated above, SPE requests that the Commission issue a declaratory order before March 1, 2012 stating that such implementation will not cause SPE to be in violation of Section 12(d)(1) of the 1940 Act.  Since the facts relating to this application are undisputed and the only issue to be decided is the reasonableness of the board's interpretation of the phrase “seek instructions,” SPE does not see a need for, and therefore is not requesting, a hearing.  Finally, if the Commission issues the companies own 25% of the voting securities of another company,  requested declaratory order,  the board intends to submit a similar “seek instructions” proposal annually to SPE's shareholders to insure that its standing proxy voting instructions do not become stale.

6 See, e.g., United States v. Granderson, 511 U.S. 39, 47 n.5 (1994) (dismissing an interpretation said to lead to an absurd result); Dewsnup v. Timm, 502 U.S. 410, 427 (1992) (Justice Scalia, dissenting) ("[i]f possible, we should avoid construing the statute in a way that produces such absurd results”); Public Citizen v. Department of Justice, 491 U.S.  440, 454 (1989) (“[w]here the literal reading of a statutory term would compel 'an odd result,' . . . we must search for other evidence of congressional intent to lend the term its proper scope”).

Any comments or questions regarding this application may be addressed to the undersigned at (914) 747-5262, email:  pgoldstein@brooklyncapitalmanagement.com or to SPE's counsel, Thomas R. Westle at (212) 885-5239, email:  TWestle@BlankRome.com.

Very truly yours,

Phillip Goldstein
Chairman of the Board

Cc:  Mary L. Schapiro, Chairman
Daniel M. Gallagher, Commissioner
Elisse B. Walter, Commissioner
Luis A. Aguilar, Commissioner
Troy A. Paredes, Commissioner

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

November 5, 2012

Elizabeth M. Murphy
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Amended and Restated Application for Determination That the Proxy Voting Procedure of Special Opportunities Fund, Inc. (“SPE”) Does Not Cause it to be in Violation of Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”)

Dear Ms. Murphy:

This application amends and restates our original application dated December 13, 2011 for a determination that new proxy voting procedure of SPE does not cause it to be in violation of Section 12(d)(1) of the 1940 Act.  We herein (1) update Section I, (2) assess in a new Section IV ICA Release No. 6440 (April 6, 1971) (“1971 Release”) pursuant to receipt of the attached letter dated October 11, 2012 from Senior Counsel Adam Glazer of the Division of Investment Management (“DIM”), and (3) modify our conclusion in Section V.

Pursuant to Section 554(e) of the Administrative Procedure Act of 1946 (the “APA”), SPE hereby applies for a declaratory order stating that implementation of its proxy voting procedure, as described herein and as initially approved by the shareholders on December 7, 2011 will not cause SPE to be in violation of Section 12(d)(1) of the 1940 Act.

I.         Background

SPE is a closed-end management investment company registered under the 1940 Act and is a publicly held Maryland corporation.  Brooklyn Capital Management LLC (“BCM”), an investment adviser registered with the Securities and Exchange Commission (the “Commission”) under Section 203 of the Investment Advisers Act of 1940 is the investment adviser to SPE.

The principals of BCM are well known activist investors.  Over the past sixteen years, they have invested in many closed-end funds that traded at a discount to net asset value (“NAV”) and have campaigned for measures to address the discount.

At a December 10, 2009 special meeting of SPE, the shareholders voted, among other things, to approve (1) the Investment Management Agreement with BCM (by a vote of 92% of the votes cast), and (2) the replacement of SPE’s former fundamental investment objective with a non-fundamental investment objective of providing total return by investing SPE’s assets, among other things, “without limitation, in the securities of other closed-end investment companies” (by a vote of 91% of the votes cast).

Consistent with the disclosure in the proxy materials for the December 10, 2009 special meeting of shareholders, BCM has invested and intends to continue to invest SPE’s assets in securities of other  registered  closed-end  funds  that  it  believes  are  undervalued  (because  they trade  at  a discount to NAV) and to campaign for and urge shareholders of those funds to vote for measures to enhance the value of such securities.

Section 12(d)(1)(A) of the 1940 Act generally makes it unlawful for a registered investment company (“RIC”) to exceed three specific limitations on the purchase or acquisition of securities issued by other RICs.   However, Section 12(d)(1)(F) of the 1940 Act exempts an “acquiring fund” from these limitations if it complies with certain specified conditions.1   One such condition is that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to this subparagraph in the manner prescribed by subparagraph (E) of this subsection.”  Subparagraph (E) specifies that an acquiring fund “is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to [securities issued by an acquired fund] and to vote such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.”2

Prior to March 1, 2012, BCM voted all proxies of acquired funds that had been received by SPE in the same proportion as the vote of all other holders of such security (“mirror voting”).  Early in 2011, at BCM’s request, the board of SPE determined to submit a proposal to its shareholders at the 2011 annual meeting to “instruct the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value.”  As stated in the proxy statement for the 2011 annual meeting, the primary reason for the board’s decision to submit this proposal to shareholders was BCM’s belief “that the current policy of voting the Fund’s shares of other closed-end investment companies in proportion to the votes of other holders had caused the Fund, from time to time, to vote a percentage of its shares contrary to the Fund’s and the stockholders’ best interests.”

1 Section 12(d)(1)(F) states in relevant part, “The provisions of [Section 12(d)(1)] shall not apply to securities purchased or otherwise acquired by a registered investment company if immediately after such purchase or acquisition not more than 3 per centum of the total outstanding stock of such issuer is owned by such registered investment company and all affiliated persons of such registered investment company.” The only such provisions of Section 12(d)(1) that are applicable to this application are those contained in Section 12(d)(1)(A)(ii) and (iii) which, absent an exemptive order, respectively prohibit a RIC from acquiring (a) securities issued by any single RIC having an aggregate value in excess of 5% of the value of the total assets of the acquiring RIC and (b) securities issued by other RICs having an aggregate value in excess of 10% of the value of the total assets of the acquiring RIC.

2 Subparagraph E provides an exemption from the provisions of Section 12(d)(1) for a very specific (and rare) situation where a security issued by one investment company is purchased or acquired by another investment company and, among other things, (1) such security is the only investment security held by the acquiring fund, and (2) “the purchase or acquisition is made pursuant to an arrangement with the [acquired fund].” One can infer that Subparagraph E’s voting requirement is premised on the acquiring fund and the acquired fund having a close relationship. However, Section 12(d)(1)(F) generally would not involve a close relationship between an acquiring fund and an acquired fund.

SPE filed its preliminary proxy statement for the 2011 annual meeting on October 12, 2011. Approximately one week later, the staff of the DIM informed SPE’s counsel that DIM did not believe that SPE’s proxy voting proposal, if implemented, complied with the “seek instructions” option of subparagraph E.  In that case, SPE would be in violation of Section 12(d)(1)(A)(ii) or (iii) if it exceeded either of the limitations set forth in those provisions.  The staff's position was that, in order to rely upon subparagraph F, SPE must seek instructions from its shareholders for each specific proposal to be voted upon by the shareholders of each acquired fund; otherwise SPE must continue to mirror vote.3

Shortly thereafter, SPE’s board met telephonically with its counsel to discuss the “seek instructions” proposal.  The board determined, after due consideration and with the concurrence of counsel, that SPE’s “seek instructions” proposal, if implemented, would comply with subparagraph F.  Nevertheless, it determined to revise the supporting statement for the “seek instructions” proposal to include the following statement:

THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT OF THE SEC HAS ADVISED THE FUND THAT, IN ITS OPINION, THE IMPLEMENTATION OF THIS PROPOSAL #2, IF APPROVED BY STOCKHOLDERS, WOULD VIOLATE SECTION 12(d)(1) BECAUSE THE MECHANISM  BEING  PROPOSED  BY  THE  FUND  AND  THE  ADVISER WOULD NOT SATISFY THE REQUIREMENT OF SECTION 12(d)(1)(E): “TO SEEK INSTRUCTIONS FROM ITS SECURITY HOLDERS WITH REGARD TO THE VOTING OF ALL PROXIES . . . AND TO VOTE SUCH PROXIES ONLY IN ACCORDANCE WITH SUCH INSTRUCTIONS.” THE STAFF’S POSITION IS THAT IN ORDER TO COMPLY WITH THE “SEEK INSTRUCTIONS” REQUIREMENT, THE FUND MUST SEEK INSTRUCTIONS FROM SHAREHOLDERS FOR EACH PROXY IT RECEIVES FROM A CLOSED-END INVESTMENT COMPANY. THE FUND’S BOARD OF DIRECTORS BELIEVES THE STAFF’S INTERPRETATION IS NOT CORRECT BECAUSE IT WOULD RENDER THE OPTION TO “SEEK INSTRUCTIONS” VIRTUALLY USELESS WHICH THE BOARD BELIEVES COULD NOT HAVE BEEN CONGRESS’ INTENT. IF THIS PROPOSAL #2 IS APPROVED BY STOCKHOLDERS, THE BOARD, BEFORE IMPLEMENTING IT, INTENDS TO PURSUE ITS OPTIONS INCLUDING SEEKING DECLARATORY RELIEF FROM THE SEC OR A FEDERAL COURT.

Subsequently, but prior to the December 7, 2011 annual meeting, the undersigned attempted several times, without success, to solicit from the staff a substantive reason why DIM believed the board’s position was incorrect although the staff did concur that neither the 1940 Act nor its legislative history indicated how the phrase “seek instructions” should be interpreted as it applies to subparagraph F.

On December 7, 2011, SPE’s shareholders voted to adopt the “seek instructions” proposal by the following  vote:  3,116,846  “For”;  45,200  “Against”;  37,028  “Abstain.”    Thus,  shareholders casting 98.57% of the votes cast “For” or “Against” supported the “seek instructions” proposal.

3 The staff did not provide a basis for its position to SPE’s counsel (nor has it done so since then).

Given the overwhelming shareholder support at the December 7, 2011 annual meeting for the “seek instructions” proposal and the board’s good faith determination and the advice of counsel that implementing it would not cause SPE to be in violation of Section 12(d)(1), the board submitted an application on December 13, 2011 for a declaratory order stating that implementation of its new proxy voting procedure, as approved by shareholders on December 7, 2011 would not cause SPE to be in violation of Section 12(d)(1) of the 1940 Act and stating its intent to implement SPE’s new proxy voting procedure, as described herein, on March 1, 2012 unless the Commission advised otherwise.  The Commission did not respond by March 1, 2012 and the new proxy voting policy was implemented on that date.

In our initial application, we stated: “[I]f the Commission issues the requested declaratory order, the board intends to submit a similar ‘seek instructions’ proposal annually to SPE’s shareholders to insure that its standing proxy voting instructions do not become stale.”   Although the Commission has not responded to our initial application, the board has determined to submit such a proposal at the 2012 annual meeting and at every subsequent annual meeting.  SPE’s preliminary proxy material for the 2012 annual meeting was filed on October 17, 2012 and its definitive proxy material was filed on October 30, 2012.   We note that shareholders can now access SPE’s Form N-PX to see how shares of acquired funds have been voted and to assess whether they wish to continue to authorize BCM to exercise its discretion in voting proxies of acquired funds.

II.       Appropriateness of Declaratory Relief

Since the staff has informally indicated that it disagrees with the board’s interpretation of the meaning of the phrase, “seek instructions,” the board believes it would be futile to pursue no action relief.  Consequently, in order to remove any uncertainty, declaratory relief is sought pursuant to Section 554(e) of the APA which states: “The agency, with like effect as in the case of  other  orders,  and  in  its  sound  discretion,  may  issue  a  declaratory  order  to  terminate  a controversy or remove uncertainty.”4

III.      Legal Analysis

Section 12(d)(1)(A) makes it unlawful for “any registered investment company (the ‘acquiring company’) and any company or companies controlled by such acquiring company to purchase or otherwise  acquire  any  security  issued  by  any  other  investment  company  (the  ‘acquired company’) . . . if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate (i) more than 3 per centum of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5 per centum of the value of the total assets of the acquiring company; or (iii) securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.” Notably, Section 12(d)(1)(A) does not impose any voting requirements on an acquiring fund.

4 According to the 1947 Attorney General's Manual on the Administrative Procedure Act, “The purpose of section [554(e) of the APA], like that of the Declaratory Judgment Act (28 U.S.C. 400), is to develop predictability in the law by authorizing binding determinations which dispose of legal controversies without the necessity of any party’s acting at his peril upon his own view.”

Section 12(d)(1)(F) of the 1940 Act exempts an “acquiring fund” from these limitations if it complies with the conditions specified therein including that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to this subparagraph in the manner prescribed by subparagraph (E) of this subsection.” Subparagraph (E) specifies that an acquiring fund “is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to [securities issued by an acquired fund] and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.” However, the term, “seek instructions” is not defined in subparagraph E or elsewhere in the 1940 Act and is not referenced in the legislative history of Section 12(d)(1).

Notably, Section 12(d)(1)(F) does not exempt an acquiring fund from the 3% ownership limitation specified in Section 12(d)(1)(A)(i).  Moreover, the 3% limitation set forth in Section 12(d)(1)(F) is more stringent than the one in Section 12(d)(1)(A)(i).5  Given that (1) both Section 12(d)(1)(A)(i) and Section 12(d)(1)(F) require an acquiring fund to adhere to a 3% limitation on ownership of any acquired fund, and (2) Section 12(d)(1)(A) does not impose any voting requirements on an acquiring fund regarding matters raised at a meeting of an acquired fund, it is difficult to understand why Section 12(d)(1)(F) places any proxy voting conditions at all upon the acquiring fund seeking to comply with it.  SPE has been unable to find anything in the legislative history of Section 12(d)(1) that provides any clue as to the reason for the “seek instructions” voting option.  Nor does SPE know of any policy reason to preclude an acquiring fund from seeking and obtaining standing proxy voting instructions.

On the other hand, there are good reasons for interpreting  the “seek instructions” option to allow an acquiring fund to seek standing instructions to vote on proposals regarding acquired funds. First, it is not cost effective for an acquiring fund, which, whether or not it relies upon Section 12(d)(1)(F), is limited to owning 3% of the shares of any individual acquired fund, to obtain voting instructions for a particular acquired fund after it receives a proxy.   Secondly, there is almost never sufficient time for an acquiring fund to seek and actually obtain instructions from its own shareholders as to how to vote a specific proxy solicited by a particular acquired fund. Nor has either the Commission or DIM ever provided any guidance as to how that could be accomplished in a cost effective and timely manner, most likely because there is no way to do so. Thus, it is not surprising that, to the best of SPE’s knowledge, no acquiring fund has ever used the “seek instructions” option as DIM interprets it.

5 Section 12(d)(1)(F)’s 3% ownership limitation is imposed upon the acquiring fund and all of its affiliated persons. By contrast, the 3% ownership limitation specified in Section 12(d)(1)(A)(i) is imposed on the acquiring fund and any company or companies controlled by it. Almost every registered investment company has some affiliated persons. However, under Section 2(a)(9) of the 1940 Act, an acquiring fund that does not own more than 25% of the voting securities of another company is presumed not to control that company. Since few registered investment companies own 25% of the voting securities of another company, the 3% limitation set forth in Section 12(d)(1)(A)(i) almost always applies solely to the acquiring fund.

One of the most enduring principles of statutory construction is that an interpretation of a statute should not yield an absurd or odd result, especially when the statutory phrase in question is ambiguous.6  Clearly, it would be absurd for Congress to create an option to “seek instructions” from shareholders that is virtually impossible to use in practice.  For example, under the staff’s interpretation SPE could submit a shareholder proposal to an acquired fund that BCM believes is in SPE’s best interest yet BCM would have no practical way to cause all of SPE’s shares to vote for that proposal.  It is difficult to think of a more absurd result.

IV.      The 1971 Release

The  1971  Release  states  that  the  Commission’s  interpretation  of  the  “seek  instructions” procedure of Section 12(d)(1)(E) is that it “in effect, requires the [acquiring fund] to make an arrangement with the issuer or principal underwriter of the [acquired fund] whereby sufficient proxy solicitation or other material may be transmitted to the [acquiring fund’s] security holders so that their instructions may be obtained.”  The 1971 Release does not provide a reason for its interpretation but it was likely intended for unit investment trusts that invested only in funds advised by the same investment advisor.   However, it is ill designed for a modern closed-end fund that relies on Section 12(d)(1)(F) to hold securities issued by other closed-end funds with which it has no relationship or even a contentious one.  Moreover, sending an acquired fund’s proxy material to an acquiring fund’s beneficial shareholders who often number in the thousands and hold their shares in street name is prohibitively expensive and logistically impractical.

It takes (at least) two parties to agree to an “arrangement.”  As stated in Footnote 2 above, the word “arrangement” suggests a close relationship between the acquiring fund and the acquired fund.   An acquiring fund relying on Section 12(d)(1)(F) generally would not have a close relationship with an acquired fund.  Thus, an interpretation of the “seek instructions” procedure that is based upon two unrelated funds agreeing to an arrangement to distribute the acquired fund’s proxy materials to the shareholders of the acquiring fund is not helpful when applied to Section 12(d)(1)(F).  In fact, SPE has no such relationship with any fund and it would be futile for SPE to try to persuade an unrelated acquired fund to transmit its proxy materials to SPE’s stockholders.  Moreover, we are unaware, as was Mr. Glazer, of the 1971 Release’s interpretive position ever having been applied which suggests it has no practical use in 2012.

Consequently, the 1971 Release does not persuade us to change our legal analysis.

V.        Conclusion

For the reasons stated above, SPE requests that the Commission issue a declaratory order stating that implementation of its proxy voting procedure does not cause SPE to be in violation of Section 12(d)(1) of the 1940 Act.  Since the facts relating to this application are undisputed and the only issue to be decided is the reasonableness of the board’s interpretation of the phrase “seek instructions,” SPE does not see a need for, and therefore is not requesting, a hearing.

6 See, e.g., United States v. Granderson, 511 U.S. 39, 47 n.5 (1994) (dismissing an interpretation said to lead to an absurd result); Dewsnup v. Timm, 502 U.S. 410, 427 (1992) (Justice Scalia, dissenting) (“[i]f possible, we should avoid construing the statute in a way that produces such absurd results”); Public Citizen v. Department of Justice, 491 U.S. 440, 454 (1989) (“[w]here the literal reading of a statutory term would compel ‘an odd result,’ . . . we must search for other evidence of congressional intent to lend the term its proper scope”).

Any comments or questions regarding this application may be addressed to the undersigned at (914) 747-5262, email: pgoldstein@brooklyncapitalmanagement.com or to SPE’s counsel, Thomas R. Westle at (212) 885-5239, email:  TWestle@BlankRome.com.

Very truly yours,

Phillip Goldstein
Chairman of the Board

Cc:  Mary L. Schapiro, Chairman
Daniel M. Gallagher, Commissioner
Elisse B. Walter, Commissioner
Luis A. Aguilar, Commissioner
Troy A. Paredes, Commissioner
Adam Glazer, Senior Counsel, Division of Investment Management

SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30647; File No. 811-07528]

Special Opportunities Fund, Inc.; Notice of Application

August 8, 2013

Agency:  Securities and Exchange Commission (“Commission”).

Action:  Notice of an application for a declaratory order under Section 554(e) of the Administrative Procedure Act of 1946 (“APA”) concerning a proxy voting procedure under Section 12(d)(1)(F) of the Investment Company Act of 1940 (“Act”).

Summary of Application:  Applicant requests an order declaring that its proxy voting procedure does not cause the applicant to be in violation of Section 12(d)(1) of the Act.

Applicant:  Special Opportunities Fund, Inc. (“SPE” or “Fund”).

Filing Dates:  The application was filed on December 13, 2011 and amended on November 5, 2012.

Hearing or Notification of Hearing:  Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 3, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.  Absent a request for a hearing that is granted by the Commission, the Commission intends to issue an order under Section 554(e) of the APA declaring that applicant’s proxy voting procedure does not satisfy Section 12(d)(1)(F) of the Act.

Addresses:  Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicant, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

For Further Information Contact:  Adam Glazer, Senior Counsel, at (202) 551-6825, Division of Investment Management, Office of Chief Counsel.

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained via the Commission’s website at http://www.sec.gov/rules/ic/2012/special-opportunities-fund-application.pdf or by calling (202) 551-8090.

Applicant’s Representations:

     1.       SPE is organized as a Maryland corporation and is registered under the Act as a closed-end management investment company.  Brooklyn Capital Management, LLC (“Adviser”), a Delaware limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940 and currently serves as investment adviser to SPE.  SPE seeks to rely on Section 12(d)(1)(F) of the Act to invest its assets in securities of other investment companies registered under the Act (“underlying funds”) that are closed-end investment companies, in excess of the limits in Section 12(d)(1)(A) of the Act.

     2.       On December 7, 2011, SPE’s shareholders approved a proposal to “instruct the Adviser to vote proxies received by the Fund from any [underlying fund] on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such [underlying fund’s] market price as compared to its net asset value” (“Voting Procedure”).  SPE requests a declaratory order pursuant to Section Section 12(d)(1) of the Act.”

Applicant’s Legal Analysis:

     1.           Section 12(d)(1)(A) of the Act provides, in relevant part, that it shall be unlawful for any registered investment company (“acquiring fund”) to purchase or otherwise acquire any security issued by an underlying fund if immediately after such purchase or acquisition: (i) the acquiring company owns more than 3% of the underlying fund’s total outstanding voting stock; (ii) securities issued by the underlying fund have an aggregate value in excess of 5% of the value of the acquiring fund’s total assets (“5% limit”); or if such securities, together with the securities of other investment companies, have an aggregate value in excess of 10% of the value of the acquiring fund’s total assets (“10% limit”).

     2.           Section 12(d)(1)(F) of the Act provides a conditional exemption from the 5% and 10% limits in Section 12(d)(1)(A).  Section 12(d)(1)(F) permits an acquiring fund to purchase or otherwise acquire shares of an underlying fund if, immediately after the purchase or acquisition, the acquiring fund and all of its affiliated persons would not own more than 3% of the underlying fund’s total outstanding stock, and if certain sales load restrictions are met.  Section 12(d)(1)(F) further provides that the underlying fund is not obligated to redeem, during any period of less than 30 days, securities held by the acquiring fund in an amount exceeding 1% of the underlying fund’s outstanding securities.  Finally, Section 12(d)(1)(F) provides that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to [Section 12(d)(1)(F)] in the manner prescribed by [Section 12(d)(1)(E)].” Section 12(d)(1)(E)(iii), in turn, provides, in relevant part, that “the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for, the issuer of the security whereby [the acquiring fund] is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.” The first alternative is referred to as “Pass-Through Voting Condition.” The second alternative is referred to as “Mirror Voting.”

 3.           SPE asserts that its Voting Procedure satisfies the Pass-Through Voting Condition.  SPE states that it has been “unable to find anything in the legislative history of Section 12(d)(1) that provides any clue as to the reason for the [Pass-Through Voting Condition].” SPE further asserts that “there are good reasons for interpreting the [Pass-Through Voting Condition] to allow an acquiring fund to seek standing instructions to vote on proposals regarding acquired funds.”  In this regard, SPE asserts that it is not cost effective for an acquiring fund to obtain voting instructions for a particular underlying fund after it receives a proxy.  SPE also states that “there is almost never sufficient time for an acquiring fund to seek and actually obtain instructions from its own shareholders as to how to vote a specific proxy solicited by a particular acquired fund.” SPE further states that “SPE has no such relationship with any fund and it would be futile for SPE to try to persuade an unrelated acquired fund to transmit its proxy materials to SPE’s stockholders.”

 4.           SPE requests an order under section 554(e) of the APA declaring that the Voting Procedure “does not cause it to be in violation of Section 12(d)(1) of the Act.” Section 554(e) of the APA provides that “[t]he agency, with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty.” SPE states that, if the Commission issues the requested declaratory order, SPE intends to submit the Voting Procedure for shareholder approval on an annual basis “to insure that its standing proxy voting instructions do not become stale.”

The Commission’s Preliminary Views:

 1.           Section 12(d)(1)(F) of the 1940 Act provides a conditional exemption from the restrictions in Section 12(d)(1)(A) on an acquiring fund purchasing or otherwise acquiring a security issued by an underlying fund.  The legislative history of Section 12(d)(1)(A) suggests that these restrictions were designed, in part, to address the concern that an acquiring fund could be used by an investment adviser, among others, as a vehicle to control or unduly influence, through voting, threat of redemption or otherwise, an underlying fund for its own benefit and to the detriment of the shareholders of both funds.1   The conditions contained in the exemption provided by Section 12(d)(1)(F), and in particular the condition requiring voting in accordance with Section 12(d)(1)(E)(iii), attempts to minimize the influence that an acquiring fund may exercise over an underlying fund through voting.2

 2.           Shortly after Section 12(d)(1)(F) was enacted in 1970, the Commission issued a release providing guidance on the various provisions enacted by the new legislation, including specifically the Pass-Through Voting Condition.3   The 1971 Release stated that the Pass-Through Voting Condition in Section 12(d)(1)(F) “in effect, requires the fund holding  company to make an arrangement with the issuer or principal underwriter of the issuer whereby sufficient proxy solicitation or other material may be transmitted to the fund holding company’s security holders so that their instructions may be obtained.”4  This approach addresses the concern underlying the restrictions in Section 12(d)(1)(A) – that the fund of funds’ investment adviser or another affiliate not exercise undue influence over the management or policies of an underlying fund – by placing the voting of the underlying fund’s proxies in the hands of the fund of funds’ shareholders (rather than its investment adviser).  Consistent with the Commission’s analysis in the 1971 Release, the Commission interprets Section 12(d)(1)(F), through the incorporation of the requirement in Section 12(d)(1)(E)(iii), to require SPE, if it chooses the Pass-Through Voting Condition, to have an arrangement with each underlying fund or its principal underwriter whereby SPE will pass through the proxies to SPE’s shareholders and vote according to their instructions.

1 See U.S. SECURITIES AND EXCHANGE COMMISSION, INVESTMENT TRUSTS AND INVESTMENT COMPANIES, H.R. DOC NO. 279, 76th Cong., 1st Sess., pt. 3, at 2721-95 (1939).

2 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) at n.11 and accompanying text.

3 Changes in the Investment Company Act of 1940 Made by the Investment Company Amendments Act of 1970 (P.L. 91-547) Relating to the Repeal and Modification of Exemptions for Certain Companies; The Pyramiding of Investment Companies and the Regulation of Fund Holding Companies; and Rescission of Rule 11b-1 under the Investment Company Act, Investment Company Act Release No. 6440 (Apr. 6, 1971) (“1971 Release”).

 4 Id. at 4.

 3.           In the Commission’s preliminary view, SPE’s Voting Procedure does not appear to be consistent with the purposes and policies behind Section 12(d)(1)(F) of the Act, or with the guidance that the Commission articulated in the 1971 Release.  The Voting Procedure gives the Adviser broad discretion in voting the underlying funds’ proxies and thus presents the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds.  As to SPE’s assertion that soliciting proxies as described in the 1971 Release is “prohibitively expensive and logistically impractical,” we note that Section 12(d)(1)(E) requires there to be “an arrangement” between the acquiring fund and an underlying fund concerning the voting of proxies, which suggests that at least the logistics of the Pass-Through Voting Condition could be addressed as part of “the arrangement.”  We also note that funds of funds similar to SPE existed at the time the 1971 Release was issued and the Pass-Through Voting Condition was enacted as an alternative to Mirror Voting, yet Congress nevertheless determined the statutory conditions to be appropriate.5   To the extent that SPE finds making “an arrangement” with an underlying fund under the Pass-Through Voting Condition “futile,” SPE has the option of using Mirror Voting.  Therefore, absent a request for a hearing that is granted by the Commission, the Commission intends to respond to SPE’s application by issuing an order under Section 554(e) of the APA declaring that the Voting Procedure does not satisfy Section 12(d)(1)(F) of the Act.

By the Commission.

Kevin M. O’Neill
Deputy Secretary

5 See Mutual Fund Legislation of 1967: Hearings on S. 1659 Before the Senate Comm. on Banking and Currency, 90th Cong., 1st Sess. 882-891 (1967) (statement of Milton Mound, President, First Multifund of America, Inc.).

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

August 28, 2013

Elizabeth M. Murphy
Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Investment Company Act Release No. 30647; File No. 811-07528 Request for Hearing on Proposed Order Declaring that the Proxy Voting Procedure of Special Opportunities Fund, Inc. (“SPE”) does not satisfy Section (d)(1)(F) of the Investment Company Act of 1940 (the “1940 Act”)

Dear Ms. Murphy:

SPE requests that the Commission hold a hearing prior to issuing the above-referenced proposed order.

Release No. 30647 fails to fully address all the arguments contained in SPE’s amended application.  (Both documents are enclosed for reference).  Rather, Release No. 30647 relies exclusively on an interpretive release issued in 1971, but does not respond to SPE’s criticism of it: “The [1971] Release does not provide a reason for its interpretation [of the phrase ‘seek instructions’] but it was likely intended for unit investment trusts that invested only in funds advised by the same investment advisor.”  At a hearing, SPE can provide support for its position and explain why the interpretation in the 1971 Release is arbitrary, inconsistent with a fair reading of the statute, unnecessarily constraining, and in tension with the Commission’s views on the duty of an investment advisor to vote proxies in the client’s interest.

First, SPE disputes the conclusion in the 1971 Release that the “seek instructions” proxy voting option “in effect, requires the fund holding company to make an arrangement with the issuer … whereby sufficient proxy solicitation or other material may be transmitted to the fund holding company’s  security holders so that their instructions may be obtained.”    Rather, Section 12(d)(1)(F) requires only that an acquiring fund “exercise voting rights by proxy or otherwise with respect to any security purchased or acquired pursuant to this subparagraph in the manner prescribed by subparagraph (E) of this subsection.”  The 1971 Release misinterprets that passage by presuming that it requires an acquiring fund to comply not just with the voting requirements of subparagraph (E), but with all the requirements of subparagraph (E).1   There is simply no support for that presumption, which is the Commission’s basis for denying SPE’s request for a declaratory order.

1 Subparagraph (E) provides, in relevant part, that the provisions of Section 12(d) “shall not apply to a security … purchased … by an investment company if -- …
(iii) the purchase … is made pursuant to an arrangement with the issuer of … the security whereby such investment company is obligated—
(aa) either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security….

In addition, Release No. 30647 leads to a logical inconsistency.  It states that SPE can mirror vote without entering into an arrangement with the issuer.  However, the phrase, “an arrangement,” in subparagraph (E) is distinct from both the “seek instructions” and the “mirror voting” proxy voting options. Yet, neither Release No. 30647 nor the 1971 Release explains why an acquiring fund must enter into an arrangement with the acquired fund in order to rely on the “seek instructions” option, but not to mirror vote.  Therefore, requiring an arrangement to use the former option, but not the latter, is arbitrary.

Secondly, Release No. 30647 ignores salient facts, e.g., the almost unanimous support of SPE’s shareholders for its Proxy Voting Procedure and the fact that they have an opportunity each year to terminate the investment advisor’s proxy voting discretion.   It also ignores the fact that SPE’s shareholders, as well as the entire investing public, the SEC, and any acquired funds can access SPE’s Form N-PX to see how its proxies have been voted. In particular, SPE’s shareholders can easily monitor how its investment advisor actually exercises its proxy voting authority to assess whether they wish to discontinue allowing it to use its discretion in voting the proxies of acquired funds. By contrast, at the time of the 1971 Release because there was no public disclosure of proxy votes by funds.  The Release does not address this significant development.

Third, Release No. 30647 contains conclusions that are questionable or misleading.  For example: “The Voting Procedure gives the Adviser broad discretion in voting the underlying funds’ proxies and thus presents the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds.”  Under SPE’s Proxy Voting Procedure, its investment advisor is required “to vote proxies received by the Fund from any closed-end investment company in the Fund’s portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value.” Thus, the discretion permitted by SPE’s Proxy Voting Procedure is limited; it is not “broad.”

Release No. 30647 also states: “We also note that funds of funds similar to SPE existed at the time the 1971 Release was issued and the Pass-Through Voting Condition was enacted as an alternative to Mirror Voting, yet Congress nevertheless determined the statutory conditions to be appropriate.”  SPE disputes that statement and contends that there are significant differences between SPE and any fund that existed in 1971.  Importantly, to SPE’s knowledge, in 1971, all acquired funds were open-end funds which, due to the threat of redemption, present opportunities for self-dealing by the advisor of an acquiring fund.  By contrast, SPE only invests in closed-end funds.2   The Commission will benefit by holding a hearing at which SPE can elaborate on these differences.

2 Also, to SPE’s knowledge, in 1971, no acquiring fund engaged in shareholder activism.  By contrast, SPE employs shareholder activism to increase the stock price of its acquired closed-end funds, and therefore improve SPE’s own performance to the benefit of its shareholders.

Importantly, even if, arguendo, as Release No. 30647 asserts, the “statutory conditions” themselves are appropriate, that only begs the question as to how to interpret the ambiguous phrase: “seek instructions.”3   SPE requests a hearing to explain why, given the absence of legislative history as to the “seek instructions” option, its interpretation, as set forth in its amended application, is more reasonable than the unduly narrow, textually incorrect, and impractical interpretation set forth in the 1971 Release. SPE is unaware of any fund relying on that interpretation in the 42 years since it was promulgated; that fact alone supports a conclusion that the 1971 interpretation deserves to be re-considered.

Finally, Release No. 30647 is in tension with the Commission’s current position on proxy voting by investment advisors because it prevents SPE’s investment adviser from fulfilling its fiduciary duty to vote proxies in the best interest of SPE. In Investment Advisers Act Release No. IA-2106, Proxy Voting by Investment Advisers, (Jan. 31, 2003) [68 FR 6585 (Feb. 7, 2003)] (“Proxy Voting Release”), the Commission adopted a rule requiring an investment advisor that exercises voting authority over client proxies to, among other things, adopt policies and procedures reasonably designed “to ensure that advisers vote proxies in the best interest of their clients . . . .” In a footnote, the Proxy Voting Release states:

Advisers proxy voting policies and procedures should address (although the rule does not require) how the adviser will vote proxies (or what factors it will take into consideration) when voting on particular types of matters, such as changes in corporate governance structures, adoption or amendments to compensation plans (including stock options) and matters involving social issues or corporate responsibility.  The policies and procedures of an adviser whose advisory activities are limited to investments in investment companies would, of course, address different matters, including, for example, approval of advisory contracts, distribution plans (“12b-1 plans”), and mergers. (emphasis added).

By rejecting any realistic alternative to mirror voting, Release No. 30647 effectively prevents SPE’s advisor from fulfilling its fiduciary duty to vote proxies in the best interest of SPE. By contrast, SPE’s Proxy Voting Procedure “to vote proxies received by the Fund from any closed- end investment company in the Fund’s portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company’s market price as compared to its net asset value,” is consistent with the direction provided in the Proxy Voting Release.

In another relevant footnote, the Proxy Voting Release states:

3  The purpose of requiring an acquiring fund that wishes to rely on Section 12(d)(1)(F) to use the proxy voting procedures prescribed in Section 12(d)(1)(E) is far from clear because Section 12(d)(1)(F) does not relax the very low 3% limitation contained in Section 12(d)(1)(A)(i) of an acquired fund’s shares (which itself is far below the 25% threshold at which Section 2(a)(9) of the 1940 Act deems control to exist.)  Yet, Section 12(d)(1)(A)(i) does not impose any voting requirements whatsoever on an acquiring fund. Therefore, it is difficult to understand why Section 12(d)(1)(F) includes any proxy voting conditions. If, as the Commission asserts in Release No. 30647, “[t]he Voting Procedure … presents the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds,” why does Section 12(d)(1)(A)(i) allow impose no voting restrictions on the Advisor? (emphasis added).

We believe an adviser that has assumed the responsibility of voting client proxies cannot fulfill its fiduciary responsibilities to its clients by merely refraining from voting the proxies. Such proxies would not be voted in the best interest of the clients.

SPE agrees and would argue at a hearing that, as it stated in its amended application, its investment advisor cannot fulfill its fiduciary duty to vote SPE’s proxies in the best interest of SPE by mindlessly mirror voting.

In conclusion, as SPE stated in its Amended Application:

One of the most enduring principles of statutory construction is that an interpretation of a statute should not yield an absurd or odd result, especially when the statutory phrase in question is ambiguous.4 Clearly, it would be absurd for Congress to create an option to “seek instructions” from shareholders that is virtually impossible to use in practice. For example, under the staff’s interpretation SPE could submit a shareholder proposal to an acquired fund that BCM believes is in SPE’s best interest, yet BCM would have no practical way to cause all of SPE’s shares to vote for that proposal.  It is difficult to think of a more absurd result.

SPE requests a hearing to demonstrate that the proposed order is based upon an arbitrary interpretation of an ambiguous statute that leads to an absurd result.  Any comments or questions regarding this request may be addressed to the undersigned at (914) 747-5262, email: pgoldstein@bulldoginvestor.com or to SPE’s counsel, Thomas R. Westle at (212) 885-5239, email:  TWestle@BlankRome.com.

Very truly yours,

Phillip Goldstein
Chairman of the Board

Cc:  Mary Jo White, Chairman
Daniel M. Gallagher, Commissioner
Kara M. Stein, Commissioner
Luis A. Aguilar, Commissioner
Michael S. Piwowar, Commissioner
Adam Glazer, Senior Counsel, Division of Investment Management

4 See, e.g., United States v. Granderson, 511 U.S. 39, 47 n.5 (1994) (dismissing an interpretation said to lead to an absurd result); Dewsnup v. Timm, 502 U.S. 410, 427 (1992) (Justice Scalia, dissenting) (“[i]f possible, we should avoid construing the statute in a way that produces such absurd results”); Public Citizen v. Department of Justice, 491 U.S. 440, 454 (1989) (“[w]here the literal reading of a statutory term would compel ‘an odd result,’ . . . we must search for other evidence of congressional intent to lend the term its proper scope”).

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31213 / August 15, 2014

In the Matter of	:	ORDER PURSUANT TO
Special Opportunities Fund, Inc.	:	SECTION 554(e) OF THE
	:	ADMINISTRATIVE PROCEDURE
	:	ACT OF 1946

On August 8, 2013, the Commission issued a notice (“Notice”) of an application for a declaratory order (“Application”) under Section 554(e) of the Administrative Procedure Act of 1946 (“APA”) filed by Special Opportunities Fund, Inc. (“SPE”), a closed-end management investment company (“closed-end fund”) registered under the Investment Company Act of 1940 (“1940 Act”) (Investment Company Act Release No. 30647).  Brooklyn Capital Management, LLC (“Adviser”) is an investment adviser registered under the Investment Advisers Act of 1940 and currently serves as investment adviser to SPE.  SPE seeks to rely on Section 12(d)(1)(F) of the 1940 Act, a conditional exemption from the limits set forth in Section 12(d)(1)(A) of the 1940 Act, to invest its assets in securities of other investment companies registered under the 1940 Act (“underlying funds”) that are closed-end funds.

The Notice stated that, absent a request for a hearing that is granted by the Commission, the Commission intends to issue an order under Section 554(e) of the APA declaring that SPE’s proxy voting procedure, described in the Notice, does not satisfy Section 12(d)(1)(F) of the 1940 Act.  On August 28, 2013, SPE filed a request for a hearing (“SPE Hearing Request”).  On August 29, 2013, Mr. Robert H. Daniels, a shareholder of SPE, also filed a request for a hearing (“Daniels Hearing Request,” and together with the SPE Hearing Request, “Hearing Requests”). The Commission has carefully considered the Hearing Requests and, as explained below, determined that none of the issues raised in the Hearing Requests warrants ordering a hearing on the Application.

BACKGROUND

Sections 12(d)(1)(A) and (F) of the 1940 Act

Section 12(d)(1)(A), in relevant part, makes it unlawful for any registered investment company ("acquiring fund”) to purchase or otherwise acquire any security issued by an underlying fund in excess of the limits specified in that section.1   The legislative history of Section 12(d)(1)(A) suggests that these restrictions were designed, in part, to address the concern that an acquiring fund could be used by an investment adviser, among others, as a vehicle to control or unduly influence, through voting, threat of redemption or otherwise, an underlying fund for its own or its affiliates’ benefit and to the detriment of the shareholders of both funds.2

1 Section 12(d)(1)(A) of the Act provides, in relevant part, that it shall be unlawful for any acquiring fund to purchase or otherwise acquire any security issued by an underlying fund if immediately after such purchase or acquisition: (i) the acquiring company owns more than 3% of the underlying fund’s total outstanding voting stock; (ii) securities issued by the underlying fund have an aggregate value in excess of 5% of the value of the acquiring fund’s total assets (“5% limit”); or if such securities, together with the securities of other investment companies, have an aggregate value in excess of 10% of the value of the acquiring fund's total assets (“10% limit”).

2 U.S. SECURITIES AND EXCHANGE COMMISSION, INVESTMENT TRUSTS AND INVESTMENT COMPANIES, H.R. DOC NO. 279, 76th Cong., 1st Sess., pt. 3, at 2721-95 (1939).

Section 12(d)(1)(F) provides a conditional exemption that may be used by an acquiring fund that seeks to invest a greater percentage of its assets in underlying funds than permitted under Section 12(d)(1)(A).3  One of the conditions in Section 12(d)(1)(F) requires that the acquiring fund “shall exercise voting rights by proxy or otherwise with respect to any security acquired pursuant to [Section 12(d)(1)(F)] in the manner prescribed by [Section 12(d)(1)(E)].”

Section 12(d)(1)(E)(iii), in turn, provides, in relevant part, that “the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for, the issuer of the security whereby [the acquiring fund] is obligated either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security.” We refer to the first alternative as “Pass-Through Voting” or “Pass-Through Voting Condition.” We refer to the second alternative as “Mirror Voting.”

The conditions contained in the exemption provided by Section 12(d)(1)(F), and in particular the condition requiring voting in accordance with Section 12(d)(1)(E)(iii), attempt to minimize the influence that an acquiring fund’s adviser, among others, may exercise over an underlying fund through voting.4

3 Section 12(d)(1)(F) provides a conditional exemption from the 5% and 10% limits in Section 12(d)(1)(A) and permits an acquiring fund to purchase or otherwise acquire shares of an underlying fund if, immediately after the purchase or acquisition, the acquiring fund and all of its affiliated persons would not own more than 3% of the underlying fund’s total outstanding stock.

4 See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) at n.11 and accompanying text.

The Application

SPE has chosen to invest in the underlying funds in excess of the limits in Section 12(d)(1)(A) by relying on the conditional exemption provided by Section 12(d)(1)(F).  On December 7, 2011, SPE’s shareholders approved a proposal to “instruct the Adviser to vote proxies received by the Fund from any [underlying fund] on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such [underlying fund’s] market price as compared to its net asset value” (“Voting Procedure”).

On December 13, 2011, SPE filed the Application, subsequently amended on November 5, 2012, requesting a declaratory order pursuant to Section 554(e) of the APA stating that the Voting Procedure “does not cause it to be in violation of Section 12(d)(1) of the Act.” Section 554(e) of the APA provides that “[t]he agency, with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty.”

The Notice

The Notice stated that, “[i]n the Commission’s preliminary view, SPE’s Voting Procedure does not appear to be consistent with the purposes and policies behind Section 12(d)(1)(F) of the Act, or with the guidance that the Commission articulated in the [1971 Release, as defined below]. The Voting Procedure gives the Adviser broad discretion in voting the underlying funds’ proxies and thus presents the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds.”5

The Commission stated in the 1971 Release that the Pass-Through Voting Condition in Section 12(d)(1)(F) “in effect, requires the fund holding company to make an arrangement with the issuer or principal underwriter of the issuer whereby sufficient proxy solicitation or other material may be transmitted to the fund holding company’s security holders so that their instructions may be obtained.”6  In the Notice, the Commission stated that “[t]his approach addresses the concern underlying the restrictions in Section 12(d)(1)(A) – that the fund of funds’ investment adviser or another affiliate not exercise undue influence over the management or policies of an underlying fund – by placing the voting of the underlying fund’s proxies in the hands of the fund of funds’ shareholders (rather than its investment adviser).”

5 The Notice discussed that, shortly after Section 12(d)(1)(F) was enacted in 1970, the Commission issued a release providing guidance on the various provisions enacted by the new legislation, including specifically the Pass-Through Voting Condition. Changes in the Investment Company Act of 1940 Made by the Investment Company Amendments Act of 1970 (P.L. 91-547) Relating to the Repeal and Modification of Exemptions for Certain Companies; The Pyramiding of Investment Companies and the Regulation of Fund Holding Companies; and Rescission of Rule 11b-1 under the Investment Company Act, Investment Company Act Release No. 6440 (Apr. 6, 1971) (“1971 Release”).

6 Id. at 4.

The Hearing Requests

The arguments raised in the Hearings Requests and the Commission’s responses are discussed below.

Does There Need to Be “An Arrangement”?

The SPE Hearing Request disputes that the condition in Section 12(d)(1)(F) for the acquiring fund to exercise its voting rights “in the manner prescribed by subparagraph (E) of this subsection” includes the provision in Section 12(d)(1)(E)(iii) that the acquiring fund have “an arrangement with [the underlying fund or its principal underwriter] . . . whereby [the acquiring fund] is obligated either to [Pass-Through Vote or Mirror Vote].” The SPE Hearing Request also mischaracterizes the Notice as “stat[ing] that SPE can mirror vote without entering into an arrangement with the issuer.”

In the Commission’s view, as expressed in the Notice, the better reading of the statute is that Section 12(d)(1)(F)’s requirement to exercise voting rights “in the manner prescribed by [Section 12(d)(1)(E)]” references the entirety of Section 12(d)(1)(E), including the requirement that the acquiring fund have “an arrangement” with the underlying fund (or its principal underwriter) obligating the acquiring fund either to Pass-Through Vote or to Mirror Vote.  Such a reading is more consistent with the principal purpose of Section 12(d)(1)(F)’s conditions, which is to maintain Section 12(d)(1)(A)’s protection of the underlying fund from control or influence by the acquiring fund or its affiliates.  This purpose is evident in the fact that Section 12(d)(1)(F) prohibits an acquiring fund and its affiliated persons from acquiring more than 3% of the underlying fund’s outstanding stock, provides that the underlying fund is not obligated to redeem more than 1% of securities acquired pursuant to Section 12(d)(1)(F) in any 30-day period, and requires the acquiring fund to vote in accordance with Section 12(d)(1)(E).  By incorporating the provision in Section 12(d)(1)(E)(iii) that the acquiring fund have “an arrangement with [the underlying fund] whereby the [acquiring fund] is obligated” to Pass-Through Vote or Mirror Vote, Section 12(d)(1)(F) creates an obligation on the part of the acquiring fund to vote in a manner that protects the underlying fund from control or influence by the acquiring fund’s adviser, consistent with the intent behind that provision.  Reading such an obligation out of Section 12(d)(1)(F), as suggested in the SPE Hearing Request, in contrast, would eliminate that protection.

We note, however, that neither Section 12(d)(1)(E) nor the legislative history prescribes any particular type of “an arrangement.” Thus, an acquiring fund that accomplishes either Pass-Through Voting (as interpreted by the Commission) or Mirror Voting with an underlying fund, and otherwise meets the conditions of Section 12(d)(1)(F), is unlikely to violate Section 12(d)(1)(A) due solely to an absence of a particular “arrangement” with the underlying fund.

SPE Shareholders’ Support and Public Disclosure

The SPE Hearing Request points out that its Voting Procedure has “almost unanimous support” of its shareholders, who also will “have an opportunity each year to terminate the [Adviser’s] proxy voting discretion.”  The SPE Hearing Request also notes that, unlike at the time of the 1971 Release, there is now public disclosure of the manner in which the proxies were voted.

These “salient facts,” as they are described in the SPE Hearing Request, however, do not negate the fact that the Proxy Voting Procedure gives the Adviser broad discretion in voting the underlying funds’ proxies and thus presents the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds.  SPE shareholders’ support for such broad discretion and after-the-fact disclosure of how that discretion was exercised do not minimize the potential for the Adviser to exercise undue influence over the management and policies of the underlying funds, which is the principal purpose behind the voting condition in Section 12(d)(1)(F).

The Breadth of the Adviser’s Voting Discretion

The SPE Hearing Request makes a conclusory assertion that “the discretion permitted by SPE’s Proxy Voting Procedure is limited; it is not ‘broad’.” The SPE Hearing Request also suggests that SPE shareholders’ “standing instructions” to the Adviser under the Voting Procedure satisfy the condition in Section 12(d)(1)(F) that the acquiring fund vote in the manner prescribed by Section 12(d)(1)(E).

As noted above, the Voting Procedure enables the Adviser, on any proposal from an underlying fund, to vote “in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such [underlying fund’s] market price as compared to its net asset value.” The Voting Procedure does not limit the Adviser’s ability to vote on proposals from an underlying fund in the manner contemplated by Section 12(d)(1)(E).  Rather, it affirms the Adviser’s discretion to decide how to vote on a proposal from an underlying fund without consulting SPE’s shareholders, contrary to the principal purpose of the voting condition in Section 12(d)(1)(F) to limit that discretion.  Furthermore, reading Section 12(d)(1)(E)’s provision to “seek instructions” as allowing the “standing instructions” under the Voting Procedure as SPE does, would continue to allow the Adviser discretion to vote on proposals from an underlying fund.  This creates a risk that the Adviser would unduly influence the underlying fund and undermine the basic purpose behind the voting condition in Section 12(d)(1)(F).

The Adviser’s Influence Over the Underlying Funds

The Daniels Hearing Request argues that the Adviser’s voting of an underlying fund’s shares held by SPE “to reduce the trading discount of a closed-end [underlying fund] does not constitute ‘undue’ influence” and suggests that the Commission should hold a hearing on this issue.  We note, however, that Section 12(d)(1)(F) guards against influence by the acquiring fund’s investment adviser not by drawing any qualitative distinctions between undue and proper influence, but by preventing the adviser from voting in the first place and requiring Pass-Through Voting or Mirror Voting instead.

The Practicality of Pass-Through Voting as Described in the 1971 Release and the Consistency of Mirror Voting with the Adviser’s Fiduciary Duty

The Daniels Hearing Request points out that SPE’s portfolio consists of, among other things, shares in 46 underlying funds and that using Pass-Through Voting, as described in the 1971 Release, in SPE’s situation therefore is “utterly impractical.”  In this regard, the Daniels Hearing Request says that “most individual investors in SPE would share my dismay at the prospect of constantly receiving [underlying fund] proxy statements at the rate of one per week, together with the obligatory stack of annual reports for these funds. And having received this flood of paper, the shares I hold in SPE would then (on a pro rata basis) allow me to vote 12 shares in the Aberdeen Israel Fund, 37 shares of Adams Express, 88 shares of Alpine Total Dynamic Dividend, and so forth down through the alphabet until I finally arrive at 65 shares of the Zweig Total Return Fund and must then start all over again.”

The SPE Hearing Request further argues that “[b]y rejecting any realistic alternative to Mirror Voting, [the Commission’s view of Pass-Through Voting as stated in the Notice] effectively prevents [the Adviser] from fulfilling its fiduciary duty to vote proxies in the best interest of SPE. . . . [The Adviser] cannot fulfill its fiduciary duty to vote SPE’s proxies in the best interest of SPE by mindlessly Mirror Voting.” The Daniels Hearing Request also suggests that Mirror Voting deprives SPE, as a shareholder of an underlying fund, of its right to participate in the management of the underlying fund.

Mirror Voting by the Adviser for the purpose of complying with the condition in Section 12(d)(1)(F) is essentially complying with a regulatory requirement and therefore would not violate the Adviser’s fiduciary duty.  It may well be, however, that Pass-Through Voting is impractical for SPE and that Mirror Voting is not optimal for SPE and the Adviser.  This is not, however, a reason to read the conditions of Section 12(d)(1)(F) in a manner contrary to the purposes and policies underlying them.  The conditions of Section 12(d)(1)(F) were intended primarily to protect the underlying fund from control or influence by the acquiring fund and its affiliates, including the acquiring fund’s investment adviser.  Pass-Through Voting, as interpreted by the Commission, and Mirror Voting guard against influence by the acquiring fund’s adviser by placing the voting discretion on proposals from an underlying fund in the hands of someone else (i.e., the acquiring fund’s shareholders, in the case of Pass-Through Voting, or the other shareholders of the underlying fund, in the case of Mirror Voting).  SPE’s Voting Procedure, on the other hand, leaves the voting discretion with the Adviser and therefore operates contrary to the purpose of the voting condition in Section 12(d)(1)(F).

The Commission also notes that Section 12(d)(1)(F) is not an affirmative regulatory requirement, but a conditional exemption from the statutory limits of Sections 12(d)(1)(A) that any acquiring fund may or may not choose to use.  To the extent that SPE and its shareholders believe that SPE should be permitted to invest in the underlying funds in excess of the limits in Section 12(d)(1)(A) of the 1940 subject to conditions different from those set forth in Section 12(d)(1)(F), SPE may seek an exemptive order pursuant to Sections 6(c) and 12(d)(1)(J) of the 1940 Act.7   The Daniels Hearing Request noted these provisions and requested that the Commission “grant an appropriate exemption.” Such an exemption is not, however, what SPE is seeking in the Application.8

7 Section 12(d)(1)(J) provides that “[t]he Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”  Section 6(c) of the 1940 Act provides that “[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this subchapter or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this subchapter.”

8 Sections 6(c) and 12(d)(1)(J) provide for a Commission “order upon application.” The requirements for applications under the 1940 Act are set forth in Rule 0-2 under the 1940 Act.  Any such order may or may not be granted based on the standards for exemption in Sections 6(c) and 12(d)(1)(J).

THEREFORE, IT IS ORDERED that the requests for a hearing are denied.9

IT IS FURTHER ORDERED that SPE’s Voting Procedure is declared not to satisfy Section 12(d)(1)(F) of the 1940 Act.

By the Commission.

Kevin M. O’Neill
Deputy Secretary

9 In a letter to the Secretary of the Commission, dated September 9, 2013, SPE requested that, should the Commission deny its hearing request, a stay be issued foreclosing any enforcement action pending the outcome of an appeal of the proposed order.   Because there is no enforcement action on the issue currently pending, the Commission does not believe a stay is appropriate at this time.

Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

August 25, 2014

Kevin M. O’Neill
Deputy Secretary
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-1090

Investment Company Act Release No. 31213 / August 15, 2014;
Orders Regarding the Proxy Voting Procedure of Special Opportunities Fund, Inc. (“SPE”)

Dear Mr. O’Neill:

The referenced release states that SPE may seek an exemptive order pursuant to Sections 6(c) and 12(d)(1)(J) of the Investment Company Act of 1940 to enable it to invest in other registered funds in excess of the limits in Section 12(d)(1)(A) without Mirror Voting or using the method of Pass-Through Voting that the Commission believes is required to comply with Section 12(d)(1)(F) of the Act.  The board of directors of SPE has carefully read the release and, after consulting with counsel, respectfully disagrees with the Commission’s position that SPE’s current voting procedure does not satisfy Section 12(d)(1)(F).  Nevertheless, please be advised that SPE intends to submit an application for such an exemptive order by September 30, 2014.

We note the following statement in footnote 9 of the release: “Because there is no enforcement action on the issue currently pending, the Commission does not believe a stay is appropriate at this time.”  In the event that such an enforcement action becomes imminent, we request that the Commission re-consider granting a stay to allow SPE an opportunity to appeal the proposed order to the United States Court of Appeals for the District of Columbia Circuit.

Please direct any comments or questions regarding this request to the undersigned at 60 Heritage Drive, Pleasantville, NY 10570, (914) 747-5262, pgoldstein@bulldoginvestors.com and to SPE’s counsel, Thomas R. Westle at (212) 885-5239, TWestle@BlankRome.com.

Thank you.

Very truly yours,

Phillip Goldstein
Chairman of the Board